Weil, Gotshal & Manges llp
767 FIFTH AVENUE • NEW YORK, NY 10153-0119
(212) 310-8000
FAX: (212) 310-8007

ROD MILLER PARTNER DIRECT LINE 212 310 8716 rod.miller@weil.com	July 8, 2010	BEIJING BOSTON BUDAPEST DALLAS DUBAI FRANKFURT HONG KONG HOUSTON LONDON MIAMI MUNICH PARIS PRAGUE PROVIDENCE SHANGHAI SILICON VALLEY WARSAW WASHINGTON, D.C.
Linda Cvrkel
Branch Chief
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3561
Mail Stop 3561

Re:	MGM Resorts International
Form 10-K for the year ended December 31, 2009
Filed February 26, 2010
File No. 1-10362
Dear Ms. Cvrkel:
Enclosed for filing with the Securities and Exchange Commission (the “SEC”) on behalf of MGM Resorts International (the “Company”) is the Company’s response to your letter dated June 23, 2010. The letter from the SEC’s staff (the “Staff”) set forth various specific comments (the “Comments”) on the Company’s Form 10-K for the fiscal year ended December 31, 2009, Form 10-Q for the period ended March 31, 2010, and Definitive Proxy Statement on Schedule 14A.
Set forth below are the Company’s responses to the Comments, which the Company has requested the undersigned submit to you on its behalf. For purposes of facilitating the Staff’s review of the Company’s responses to the Comments, the original comments are included at the beginning of each response.

Weil, Gotshal & Manges LLP
Ms. Linda Cvrkel
July 8, 2010

Form 10-K for the year ended December 31, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 28
1.	We note that following the Executive Overview, you present Summary Financial Results, followed by Operating Results-Adjusted EBITDA, followed by Detailed Revenue Information, Details of Certain Charges, and Income (Loss) from Unconsolidated Affiliates. As the level of detail in these presentations is not consistent with your Consolidated Statements of Operations, as well as the fact that justifications for the various fluctuations are scattered in all of these sections and the Executive Overview section, it becomes difficult for an investor to analyze and understand factors responsible for changes in the various financial statement line items reflected in your historical statements of operations. We suggest that you revise your MD&A section in future filings to present the statement of operations line item changes consistent with your financial statements, followed by a narrative explanation and analysis of the reasons for changes in your statements of operations, and when applicable, with cross references to the Executive Overview section.
The Company will move the presentation that includes Adjusted EBITDA and the related reconciliations into a new section titled “Non-GAAP Measures” which will be presented after the “Results of Operations” section and before the “Liquidity and Capital Resources” section of the Company’s MD&A. The Company believes this change will improve the organization of its MD&A which it believes is consistent with its financial statements and provides narrative explanation and analysis of the reasons for changes in its statements of operations.

Weil, Gotshal & Manges LLP
Ms. Linda Cvrkel
July 8, 2010

2.	Furthermore, the analysis on a historical GAAP basis should be presented more prominently than your presentations and discussions of Adjusted EBITDA because MD&A is intended to provide material disclosure and analysis enabling investors and other users to assess the results of operations and financial condition on a historical basis. Please confirm that the GAAP financial statements discussion and analysis will precede any non-GAAP analysis in future filings.
As requested by the Staff, in future filings the Company’s GAAP financial statements discussion and analysis will precede its non-GAAP analysis as more fully described in the response to the Staff’s Comment 1.
3.	Please apply the aforementioned suggestions and changes in all future filings beginning with the Company’s next quarterly report on Form 10-Q.
As requested by the Staff, the Company will apply the aforementioned suggestions and changes in all future filings, beginning with its June 30, 2010 Form 10-Q.
Note 4- Assets Held for Sale and Discontinued Operations, page 72
4.	We noted that in connection with the sale of the Treasure Island casino resort, the Company received $600 million in cash proceeds and a $175 million secured note bearing interest at 10% payable no later than 36 months after closing, adjusted for a $20 million discount on the purchase price. We further note that the results of its operations have not been classified as discontinued operations because the Company expects to continue to receive significant cash flows from customer migration. Please expand your disclosure in future filings to clarify why the company expects to receive significant cash flows from customer migration and to indicate the period of time over which these continuing cash flows are expected. Refer to the disclosure requirements outlined in ASC 205-20-50-4.

Weil, Gotshal & Manges LLP
Ms. Linda Cvrkel
July 8, 2010

As requested by the Staff, in future filings, beginning with its December 31, 2010 Form 10-K1, the Company will expand its disclosure in accordance with ASC 205-20-50-4. As such, the Company will include the following additional disclosure in its December 31, 2010 Form 10-K:
In connection with the sale of Treasure Island (“TI”) in March 2009, the Company evaluated TI’s operations for potential treatment as discontinued operations. The Company concluded significant customer migration would occur because there was a shared customer base through the Company’s customer loyalty rewards program and because of the physical proximity of TI to the Company’s other Las Vegas Strip resorts. Most of the “loyalty rewards program” customers of TI were also customers of one or more of the Company’s other resorts. The Company has retained the ability to market to these customers after the sale and believes the loyalty rewards program is an important factor in the migration of customer play to the Company’s other resorts. The Company expects the cash flow benefits of such migration to continue for an indefinite period. Therefore, the results of the TI operations through the time of sale have not been classified as discontinued operations.
Note 8- Investments in and Advances to Unconsolidated Affiliates
5.	Given the overall significance of the Company’s investment in CityCenter Holdings LLC in relation to the Company’s financial condition and results of operations, please revise future filings to provide summarized financial information for the Company’s investment in this entity on a standalone basis. Refer to the disclosure requirements outlined in Rule 4-08(g) of Regulation S-X and ASC 323-10-50-3.

The Company did not include summarized financial information in its Annual Report of Form 10-K regarding its investment in CityCenter Holdings, LLC based on SAB Topic 6.K.4 (b) Question 1 and ASC 323-10-S99-2 which state the following:

[1]	The Company does not include a discontinued operations footnote in its quarterly reports on Form 10-Q in periods for which there are no discontinued operations.

Weil, Gotshal & Manges LLP
Ms. Linda Cvrkel
July 8, 2010

Question 1: Must a registrant which includes separate financial statements or condensed financial statements for unconsolidated subsidiaries or investees in its annual report to shareholders also include in such report the summarized financial information for these entities pursuant to Rule 4-08(g)?
Interpretive Response: No. The purpose of the summarized information is to provide minimum standards of disclosure when the impact of such entities on the consolidated financial statements is significant. If the registrant furnishes more information in the annual report than is required by these minimum disclosure standards, such as condensed financial information or separate audited financial statements, the summarized data can be excluded. The Commission’s rules are not intended to conflict with the provisions of APB Opinion 18, par 20(c) and (d) [ASC 323-10-50-3], which provide that either separate financial statements of investees be presented with the financial statements of the reporting entity or that summarized information be included in the reporting entity’s financial statement footnotes.
The Company filed audited financial statements for CityCenter Holdings, LLC as Exhibit 99.3 to its Annual Report on Form 10-K for the period ended December 31, 2009. Therefore, the Company did not include summarized financial information in the footnotes to its financial statements. The Company includes summarized financial information for CityCenter Holdings, LLC in its quarterly reports on Form 10-Q as required.
Note 19- Condensed Consolidating Financial Information
6.	We note that the Company has presented condensed consolidating financial information for the Company and its guarantor and non-guarantor subsidiaries of the Company’s senior credit facility, and the senior and subordinated notes of the Company and its subsidiaries. Please confirm and revise Note 19 in future filings to clarify whether all of the guarantor subsidiaries of the senior and subordinated notes outstanding are 100% owned as required by Rule 3-10(f) of Regulation S-X.

As requested by the Staff , the Company confirms that each of its guarantor subsidiaries is 100% owned directly or indirectly by the Company and will clarify such fact in future filings, beginning with its June 30, 2010 Form 10-Q.

Weil, Gotshal & Manges LLP
Ms. Linda Cvrkel
July 8, 2010

Form 10-Q for the period ended March 31, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations
7.	Based on the property level operating results described in “Operating Results-Adjusted EBITDA” section, it appears that operating income at the property level has declined significantly on an annual basis from 2008 to 2009 and again for the three months ended March 31, 2010 as compared to the same period of the previous year. In light of these negative trends, supplementally advise us and add disclosure in future filings to expand on the methods and significant assumptions that were used in your impairment analysis for long-lived assets. Your revised discussion should also address how actual results compare to projections and assumptions used in your most recently completed impairment analysis for your long-lived assets.
The Company acknowledges that operating income declined at most of its operating resorts (“asset groups”, as defined in ASC 360) from 2008 to 2009 and again for the three months ended March 31, 2010. Each reporting period the Company reviews its results of operations, including individual operating results at each of its assets groups classified as “held and used” for circumstances (“triggering events”) that would cause it to perform an impairment analysis. The Company has not prepared such an analysis for its asset groups in recent periods because it has concluded that an impairment review has not been necessary based on the guidance in ASC 360-10-35-21 regarding when long-lived assets should be tested for impairment. The Company does not believe the level of decline in operating results meets the criteria outlined therein. The Company notes that its asset groups continue to produce significant cash flows from operations. The Company will continue to assess the need for an impairment review of its asset groups each reporting period.

Weil, Gotshal & Manges LLP
Ms. Linda Cvrkel
July 8, 2010

Note 2- Investments in and Advances to Unconsolidated Affiliates, page 6
8.	We note your disclosure indicating that the Company evaluates its investments in unconsolidated affiliates for impairment when events or changes in circumstances indicate that the carrying value of such investment may have experienced an “other-than-temporary” decline in value. If such conditions exist, the Company compares the estimated fair value of the investment to its carrying value to determine if impairment is indicated and determines whether such impairment is “other-than-temporary” based on its assessment of all relevant factors. Estimated fair value is determined using a discounted cash flow analysis and market indicators of terminal year capitalization rates. You state that the Company did not believe circumstances exist as of March 31, 2010 that would cause the Company to evaluate the CityCenter investment for impairment.
However, based on your disclosures in your Form 10-Q for the quarter ended March 31, 2010 we note the following matters which raise concern as to whether a potential impairment in this investment may exist:
•	CityCenter management determined the fair value less costs to sell of recently completed residential units was below its carrying value and as a result recorded an impairment charge of approximately $171 million. The Company recognized 50% of such impairment charge, resulting in a pre-tax charge of approximately $86 million.
•	As construction of additional residential inventory is completed, CityCenter will be required to measure such inventory at the lower of a) its carrying value, or b) fair value less costs to sell. It is reasonably possible that the fair value less cost to sell of the residential inventory at completion will be below the inventory’s carrying value, and that the joint venture will be required to record additional impairment charges in future periods.
•	The unfavorable economic environment persisted throughout the first quarter of 2010 and through the present time, and CityCenter’s operating loss as indicated in your MD&A at the property level increase from $(8,104) to $(122,105).
In light of the aforementioned considerations, please tell us and expand your disclosure in future filings to describe why you did not believe circumstances exist as of March 31, 2010 that would cause the Company to evaluate the CityCenter investment for a potential impairment or your recorded investment. We may have further comment upon reviewing your response.

Weil, Gotshal & Manges LLP
Ms. Linda Cvrkel
July 8, 2010

The Company performed an impairment analysis of the carrying value of its investment in CityCenter at September 30, 2009. As a result, the Company recorded an “other-than-temporary” impairment charge at that time based on the guidance in ASC 323. An additional impairment analysis was not performed as of December 31, 2009 or March 31, 2010 because the Company did not believe circumstances existed that would cause it to conclude that an additional “other-than-temporary” impairment of its investment balance may have occurred. This conclusion was based on the following:
•	CityCenter opened in December 2009. As such, the underlying assets had only been operating for a short period of time, particularly in relation to the significant useful life of the underlying assets;

•	While CityCenter’s actual results in its first months of operations were below previous forecasts, CityCenter opened in a very challenging operating environment and management expects operating results to improve significantly over time;

•	Residential inventory value is a relatively minor component of the overall value of CityCenter and as of March 31, 2010 represented under 10% of the carrying value of CityCenter’s long-lived assets; a reasonably possible impairment charge of the residential inventory at the joint venture would not by itself lead management to conclude that the Company’s investment balance may have experienced an “other-than-temporary” decline in value.
The Company disclosed in its March 31, 2010 Form 10-Q financial statements and MD&A that significant changes in management’s estimates of future cash flows, could cause the Company to undertake an assessment of the investment carrying value in future periods.
CityCenter’s second quarter operating results continued to be below previous expectations, and forecasts for the remainder of the year as received from the joint venture were also below expectations. As a result, in early June 2010 management concluded that a review of the carrying value of its investment was appropriate in connection with the preparation of its second quarter financial statements. In that regard, on June 4, 2010 management requested revised long-term operating forecasts from the joint venture. Such forecasts were received on June 18, 2010, at which time management and its valuation advisors commenced an analysis of the carrying value of the Company’s investment in CityCenter, which analysis is currently underway.
The Company will disclose the results of this analysis in its June 30, 2010 Form 10-Q. Such disclosure will include conditions leading to the impairment review as well as the nature of significant inputs into such analysis.

Weil, Gotshal & Manges LLP
Ms. Linda Cvrkel
July 8, 2010

9.	In addition, please provide an expanded discussion of assumptions used in the impairment analysis at the property level that resulted in the $171 million impairment charge during the first quarter of 2010. We may have further comment upon reviewing your response.
As disclosed in the Company’s Form 10-Q, the fair value of the residential inventory was determined using a discounted cash flow analysis based on management’s current expectations of future cash flows. The key inputs in the discounted cash flow analysis included estimated sales prices of units currently under contract and new unit sales, the absorption rate over the sell-out period, and the discount rate.
As requested by the Staff, additional information regarding the major assumptions included in the analysis were as follows:
•	Further price reductions are not anticipated in order to sell units under contract and a 3% annual increase in price was anticipated beginning in 2011 for units not under contract;

•	35% of the units under contract are expected to close during 2010 and the remaining units are expected to be sold over a period of 7 years; and

•	A 19.5% discount rate was used on projected future cash flows.
Note 4- Commitments and Contingencies, page 10
10.	We note your disclosures regarding the Perini litigation and subsequent addition of a count for foreclosure of Perini’s recorded master mechanic’s lien against the CityCenter property in the amount of $491 million where they assert the priority of this mechanic’s lien over the interests of the CityCenter Owners, the Condo Owner Defendants and the Project lenders in the CityCenter property. Pursuant to ASC 450-20-50-4 and in light of the materiality of the amounts involved, supplementally advise us and expand future disclosures to provide an estimate of the possible range of loss beyond the asserted amount or state that such an estimate cannot be made.
The range of loss beyond the asserted amount or any gain the joint venture may realize related to counter claims by the Company cannot be reasonably estimated at this time. The Company will make this statement as applicable in future filings beginning with its Form 10-Q for the period ending June 30, 2010, until such time as an outcome is determined or range of loss can be estimated.

Weil, Gotshal & Manges LLP
Ms. Linda Cvrkel
July 8, 2010

11.	In your Form 10-K for the year ended December 31, 2009 under “Legal Proceedings”, you discuss six lawsuits against the Company and various of its former and current directors alleging that the defendants artificially inflated the Company’s common stock price by knowingly making materially false and misleading statements and omissions to the investing public about the Company’s financial statements and condition, operations, CityCenter, and the intrinsic value of the Company’s common stock; that these alleged misstatements and omissions thereby enabled certain Company insiders to derive personal profit from the sale of Company common stock to the public; that defendants caused plaintiffs and other shareholders to purchase MGM MIRAGE common stock at artificially inflated prices; and that defendants imprudently implemented a share repurchase program during the relevant time period to the detriment of the Company. Your footnote disclosures in both the Annual Report on Form 10-K for the year ended December 31, 2009 and Form 10-Q for the period ended March 31, 2010 do not address these lawsuits and it is not clear whether they are encompassed in the section titled “Litigation” that indicates that Management does not believe that the outcome of other proceedings will have a material adverse effect on the Company’s financial position or results of operations. In light of the nature of these lawsuits, please include future disclosure in the notes to the Company’s financial statements explaining the nature of the litigation and the range of potential loss to which the Company is exposed in connection with these matters. Refer to the guidance outlined in ASC 450-20-50. If management does not believe additional disclosures are required, please explain why.

The Company disclosed the lawsuits under “Legal proceedings” in accordance with the guidance in Item 103 of Regulation S-K. The Company does not believe additional disclosures are required. To the best of the Company’s knowledge, information and belief to date, the Company believes that an unfavorable outcome in these cases is not reasonably possible. Therefore, in accordance with the guidance outlined in ASC 450-20-50, the Company did not include such disclosures in the footnotes to its financial statements. The Company continues to monitor the status of these lawsuits and the related disclosure requirements.

Weil, Gotshal & Manges LLP
Ms. Linda Cvrkel
July 8, 2010

Executive Overview, page 16
Borgata
12.	We note from the disclosure on page 17 that the New Jersey Casino Control Commission approved the Company’s settlement with the New Jersey Division of Gaming Enforcement pursuant to which the Company placed its 50% ownership interest in the Borgata Hotel Casino & Spa and related land into a divesture trust. We also note that the terms of the settlement mandate the sale of the trust property within a 30 month period. We further note that in connection with the settlement, the Company has also entered into an amendment to the joint venture agreement with Boyd to permit the transfer of the Company’s 50% interest and under this amendment, Boyd will receive a priority distribution of approximately $31 million upon successful refinancing of the Borgata credit facility. In addition, Boyd will also receive a payment from the trust equal to the greater of $10 million or 3% of the proceeds from the sale of the Company’s 50% interest in Borgata. Please tell us and revise the notes to your financial statements in future filings to clarify whether the settlement agreement involving the Company’s investment in Borgata and the related amendments to the joint venture agreement with Boyd are expected to have any material adverse impact on the Company’s recorded investment in the Borgata. If not, please explain in detail the Company’s basis or rationale for its conclusions. We may have further comment upon receipt of your response.

As disclosed in Note 8 to the Company’s Annual Report on Form 10-K, the Company reviewed its investment balance for impairment as of December 31, 2009 due to circumstances surrounding the Company’s negotiations with the New Jersey Division of Gaming Enforcement. The Company did not record an impairment as a result of such analysis because the Company determined that the fair value of the Company’s 50% ownership interest exceeded its carrying value. Therefore, no impairment was indicated at that time. The Company did not review its investment balance as of March 31, 2010 as the circumstances remained largely unchanged and the amendments to the joint venture agreement did not significantly impact our prior conclusion. The amount by which the fair value determined in the Company’s December 31, 2009 analysis exceeded the investment carrying value was in excess of the negative impact to fair value from the joint venture amendments. The Company continues to monitor these circumstances.

Weil, Gotshal & Manges LLP
Ms. Linda Cvrkel
July 8, 2010

Liquidity and Capital Resources, page 23
13.	We note from the discussion on page 23 of MD&A that the Company issued $1.15 billion of 4.25% convertible senior notes in April 2010 which are convertible into shares of the Company’s common stock at an initial conversion price of approximately $18.58 per share. We also note that in connection with the notes offering, the Company entered into a capped call option transaction with a cap price equal to approximately $21.86 per share to reduce the potential dilution of the Company’s common stock upon conversion of the notes. Please tell us and revise the notes to the Company’s interim financial statements in future filings to explain the accounting treatment used in connection with both the issuance of the convertible notes and the capped call option. As part of your response and your revised disclosure, please explain how the conversion price for the convertible notes was determined and indicate whether the terms of the notes provided for a beneficial conversion feature. Your response and your revised disclosure should also explain how you accounted for the issuance of the convertible notes and the capped call option in your financial statements as well as the relevant accounting literature applied in accounting for these transactions. We may have further comment upon review of your response and your revised disclosures.

Under the terms of the convertible senior notes, the notes may be converted at the holder’s option into shares of the Company’s common stock (no cash settlement option). The Company accounted for the convertible senior notes as a liability in accordance with ASC 480 and determined that the embedded conversion option is not required to be bifurcated under ASC 815-40. Under such guidance, the Company determined that the conversion option was considered indexed to the Company’s own stock and would be classified as equity if it were a freestanding financial instrument. The Company did not identify any other embedded features that would require bifurcation. There are no put options, call options, or contingent payments.

The conversion price for the convertible notes was determined based on the closing trading price of the Company’s common stock on the date of the transaction, plus a 27.5% premium based on strong market demand for the convertible senior notes. The terms of the convertible senior notes do not provide beneficial conversion features that would allow for the holder to obtain the underlying common stock at a below market price.

Weil, Gotshal & Manges LLP
Ms. Linda Cvrkel
July 8, 2010

The capped call transactions were entered into with the underwriters of the convertible senior notes offering. Because the capped call transactions were entered into with different counterparties than the convertible senior notes (i.e., not entered into with the note investors), the Company determined that it should account for the capped call transactions as freestanding instruments, separately from the convertible senior notes. The capped call transactions were also evaluated under ASC 815-40 and the Company determined that the contracts were both indexed to the Company’s own stock and would be classified as equity. The capped call transactions cannot be net cash settled. Therefore, derivative accounting under ASC 815 is not required. The cash paid for the capped call transactions was recorded as Additional Paid-In-Capital net of a deferred tax asset consistent with ASC 740-20-45-11(c) and ASC 740-10- 55-51.

As requested by the Staff, in future filings, beginning with its June 30, 2010 Form 10-Q, the Company will explain the accounting treatment of the convertible senior notes and capped call transactions completed in April 2010. As such, the Company will include the following disclosure in its June 30, 2010 Form 10-Q:
In April 2010, the Company issued $1.15 billion of 4.25% convertible senior notes due 2015 for net proceeds to the Company of $1.12 billion. The notes are general unsecured obligations of the Company and rank equally in right of payment with the Company’s other existing senior unsecured indebtedness. The Company used the net proceeds from issuance to temporarily repay amounts outstanding under its senior credit facility.
The notes are convertible at an initial conversion rate of approximately 53.83 shares of the Company’s common stock per $1,000 principal amount of the notes, representing an initial conversion price of approximately $18.58 per share of the Company’s common stock. The initial conversion rate was determined based on the closing trading price of the Company’s common stock on the date of the transaction, plus a 27.5% premium. The terms of the notes do not provide for any beneficial conversion features.
In connection with the offering, the Company entered into capped call transactions to reduce the potential dilution of the Company’s stock upon conversion of the notes. The capped call transactions have a cap price equal to approximately $21.86 per share. The Company paid approximately $81 million for the capped call transactions, which is reflected as a decrease in “Capital in excess of par value” net of associated tax benefits.

Weil, Gotshal & Manges LLP
Ms. Linda Cvrkel
July 8, 2010

Financial instruments that are indexed to an entity’s own stock and are classified as stockholders’ equity in an entity’s statement of financial position are not considered within the scope of derivative instruments. The Company performed an evaluation of the embedded conversion option and capped call transactions, which included an analysis of contingent exercise provisions and settlement requirements, and determined that the embedded conversion option and capped call transactions were considered indexed to the Company’s stock and would be classified as equity, and therefore will not be accounted for as derivative instruments. As a result, the entire face amount of the notes was recorded as debt until converted or retired at maturity, and the capped call transactions were recorded within equity as described above.
Definitive Proxy Statement on Schedule 14A
14.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Company notes that in the section of the Proxy captioned “Risk Oversight”, the Company describes that while the Board of Directors has the ultimate oversight responsibility for the risk management process, various committees of the Board also share in such responsibility and review in more detail those specific risk topics under their areas of responsibility consistent with their charter and such other delegated responsibilities. In particular, the Compensation Committee reviews at least annually, the Company’s compensation policies and practices for executives, management employees and employees generally as they relate to the Company’s risk management practices, including the incentives established for risk-taking and the manner in which risks arising out of the Company’s compensation policies and practices are monitored and mitigated and any adjustments of compensation policies and practices that should be made to address changes in the Company’s risk profile. In addition, in the section captioned “Compensation Discussion and Analysis” of the Proxy, the Company describes how one of the objectives of its Compensation Program is to encourage executives to balance the management of long-term risks and long-term performance with yearly performance.

Weil, Gotshal & Manges LLP
Ms. Linda Cvrkel
July 8, 2010

Additionally, the Company considered the compensation-related decisions made throughout the year and its knowledge and understanding of its compensation policies and practices as discussed in the Proxy to determine whether such policies and practices as they relate to the Company’s employees are reasonably likely to have a material adverse effect on the Company. Specifically, the Company considered the following:
•	the structure, objectives and factors in determining compensation, as well as the management incentive plan;

•	the total compensation, as well as the amount and type of each element of such compensation, of the named executive officers as compared to the relative peer group with duties and responsibilities comparable to those of the Company’s named executive officers;

•	the Company’s annual review and performance evaluation, which focuses on several performance measures rather than a single performance measure; and

•	the elements of compensation among base salary, short-term and long-term incentive awards and retirement and other benefits.
The Company also considered various features of the compensation program intended to mitigate risk. For example:
•	The Compensation Committee is responsible for establishing, implementing and reviewing the compensation program for our employees, including the executive officers.

•	Our internal controls and Code of Business Conduct and Ethics and Conflict of Interest Policy support efforts to mitigate risk.

•	Under the Company’s Annual Performance-Based Incentive Plan for Executive Officers, the Compensation Committee may reduce or eliminate any participant’s award in its sole discretion.

•	Certain awards are subject to potential repayment in connection with restatements of the Company’s financial statements, other than a restatement due to changes in accounting principles or applicable law.

•	The Compensation Committee has structured the vesting schedule for certain equity awards to balance our short-term performance with management of our long-term risks and long-term performance.

Weil, Gotshal & Manges LLP
Ms. Linda Cvrkel
July 8, 2010

Based on the considerations above, Management determined that the Company’s compensation plans do not contain any material risk-taking incentives or elements of compensation that might be deemed to encourage risk-taking behavior, and there are no evident risks that could be reasonably likely to have a material adverse impact on the Company.
Attached is a statement from the Company acknowledging the items requested in your letter. If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 310-8716.
Very truly yours,
/s/ Rod Miller

Rod Miller
Attachment
Copies to:	James J. Murren Daniel J. D’Arrigo John M. McManus Robert C. Selwood

The undersigned, on behalf of MGM Resorts International, acknowledges:
•	MGM Resorts International (the “Company”) is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”);

•	Comments by Commission staff (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ John M. McManus
John M. McManus Senior Vice President, Acting General Counsel and Secretary of MGM Resorts International